UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Cabbacis Inc

(Exact name of registrant as specified in its charter)

Nevada	93-2432982
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (716) 320-5525

CABBACIS INC

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report, and together with our audited financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended December 31, 2024. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this Semiannual Report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may,” “will,” “could,” “would,” “should”, “believes,” “seeks,” “expects,” “anticipates,” “estimates,” “intends,” “plans” and similar or other variations of these terms, and the negative of these terms. Forward-looking statements include, but are not limited to, statements about: the implementation of our business model, our financial performance including expectations regarding our future revenue, operating expenses and cash flow, clinical studies on our products, the timing of commercialization of our products domestically and internationally, our ability to enter into licensing and supply agreements, the timing and other expectations regarding the sale of Cabbacis shares of stock, our ability to obtain funding for our operations, capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties, and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our 2025 Offering Circular contained in Form 1-A (File No. 024-12621), which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2025, identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our operating performance; (3) our cash flows; (4) our financing activities; (5) our tax status; (6) our ability to achieve U.S. Food and Drug Administration clearance in the United States for our developmental products; (7) other governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations (8) markets for our products; (9) our ability to compete effectively; (10) national, international and local economic and business conditions that could affect our business; and (11) industry developments affecting our business, financial condition and results of operations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, unless Cabbacis LLC is cited or the context indicates otherwise, references to “Cabbacis,” “we,” the “Company,” “our” and “us” refer to Cabbacis Inc and Cabbacis LLC on a consolidated basis. Cabbacis LLC is wholly owned by Cabbacis Inc.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Cabbacis Inc was incorporated in the State of Nevada on July 7, 2023 and operates through its wholly-owned subsidiary, Cabbacis LLC, a New York limited liability company organized on January 13, 2021. Unless otherwise indicated, references to the “Company,” “we,” “us,” and “our” refer to Cabbacis Inc, which includes Cabbacis LLC.

Cabbacis LLC is a federally-licensed tobacco product manufacturer committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs), which are expected to help smokers smoke fewer cigarettes per day, reduce their nicotine dependence and exposure, increase their quit attempts, increase their number of smoke-free days and/or facilitate switching to less harmful tobacco products. Cabbacis LLC, a development stage company, has not commercialized its products and is currently developing consumer products, including those under the brand name, iBlend™. The Company’s two types of products in development are cigarettes and vaporizer pods for oral electronic vaporizers. The Company’s cigarettes and primary vaporizer pods in development include reduced-nicotine tobacco, which contains about 95 percent less nicotine than that of leading U.S. brands, and hemp, which contains less than 0.3 percent THC and therefore is not intoxicating. The Company is also developing pods for oral electronic vaporizers with conventional nicotine-content tobacco and hemp and reduced-nicotine cigarettes without hemp.

Cabbacis LLC owns a worldwide patent portfolio comprising 35 issued patents and various pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods comprising blends of reduced-nicotine tobacco and hemp are issued or pending in countries that comprise nearly two-thirds of the world’s population, and therefore include a significant portion of the world’s more than one billion cigarette smokers.

Cabbacis contracted the Rose Research Center to carry out a pilot clinical trial on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the average of mainstream American brands. Three iBlend™ cigarette types contained reduced-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained reduced-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers.

The study measured the effects of the four cigarette types on smokers’ perceptions and smoking behavior. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, “Did it immediately reduce your craving for cigarettes,” participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level. The study’s results will be used to guide the design of the Company’s products including those used in future studies.

Results of Operations

The following table and discussion present, for the periods indicated, a summary of revenue and expenses. The Company has incurred net losses since inception. Management anticipates this will continue in the immediate future as the Company continues to develop its products and advance its patent portfolio.

Period-to-Period Comparisons

For the Six Months Ending June 30, 2025 to the Six Months Ending June 30, 2024:

	For the Six Months Ending June 30, 2025	For the Six Months Ending June 30, 2024
Revenue	$-	$-

Operating Expenses:
Amortization	2,081	-
General and administrative	362,624	150,030
Research and development	372,604	167,495
Net Loss from Operations	$(737,309)	$(317,525)

Revenue

Total revenue for the six months ending June 30, 2025 was zero, consistent with the prior period.

Amortization Expense

Amortization expense was $2,081 in the six months ending June 30, 2025, as compared to $0 for the six months ending June 30, 2024. The Company began amortizing its website in January 2025.

General and Administrative Expenses

General and administrative expenses were $362,624 in the six months ending June 30, 2025, an increase of $212,594, as compared to the six months ending June 30, 2024. The change was primarily due to increases in stock-based compensation expense under the 2024 Equity Incentive Plan, insurance costs, and consulting fees.

Research and Development Expenses

Research and development expenses were $372,604 in the six months ending June 30, 2025, an increase of $205,109, as compared to the six months ending June 30, 2024, primarily due to the expenses of the Company’s clinical trial carried out by the Rose Research Center.

Earnings (Loss) Per Share

Basic and diluted weighted-average shares outstanding for the six-month periods ending June 30, 2025 and June 30, 2024 are 6,360,158 and 5,924,471, respectively. Basic and diluted earnings (loss) per share for the six-month periods ending June 30, 2025 and June 30, 2024 are ($0.12) and ($0.05), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the six-month periods ending June 30, 2025 and June 30, 2024 would be 7,299,791 and 6,524,471 respectively.

Liquidity and Capital Resources

The Company’s primary source of liquidity has been cash provided by financing activities in the form of shareholder contributions. The Company’s primary requirements for liquidity are research and development, crop inventory and professional services. The table and discussion below illustrate the ways the Company measures liquidity.

	June 30, 2025	December 31, 2024
Cash	$668,508	$842,281
Working Capital	$522,981	$694,899

To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date the year-end financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the Company’s current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, funds necessary to maintain its operations, including patents and the prosecution of its patent applications, within one year after financial statements are available to be issued, and a reserve for unforeseen events.

Summary of Cash Flows

The following tables and discussion summarize the Company’s cash flows from operating, investing, and financing activities for the periods indicated.

Sources and Uses of Cash For the Six Months Ending June 30, 2025 compared to the Six Months Ending June 30, 2024

	For the Six Months Ending June 30, 2025	For the Six Months Ending June 30, 2024
Net cash used in operating activities	$(479,948)	$(291,979)
Net cash used in investing activities	(24,237)	(18,736)
Net cash provided by financing activities	330,412	430,590
Net increase (decrease) in cash	$(173,773)	$119,875

Cash flows used in operating activities increased $187,969 in the six months ending June 30, 2025 compared to 2024, primarily related to the increase in research and development expenses and general and administrative expenses. Cash used in investing activities increased by $5,501 in the six months ending June 30, 2025 compared to 2024, largely related to increased patent costs. The $100,178 decrease in cash provided by financing activities in the six months ending June 30, 2025, as compared to 2024, was the result of a decrease in capital contributions for the 2025 SEC-qualified Offering (as defined below) compared to the 2023 SEC-qualified offering (as defined below).

Contractual Obligations

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 2021 thru October 2023 with three separate one-year options to renew under the same terms. The Company exercised three of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2026. As per ASC 842, the June 30, 2025 balance sheet contains a right-of-use asset as well as current and long-term lease liabilities pertaining to the lease term. Lease expense was $3,204 for the six-month period ending June 30, 2025 and $6,408 for the year ending December 31, 2024. Future minimum lease payments for the lease renewal period total $8,544, as of June 30, 2025. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco and Hemp Production Agreements

Effective February 20, 2025, the Company engaged in a one-year agreement where a tobacco farmer produced and planted tobacco transplants from the seed provided by the Company and the tobacco farmer will harvest the reduced-nicotine, flue-cured, tobacco leaf. The total cost to the Company will be determined based on the weight of the tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco is expected to be delivered around October 1, 2025.

The Company engaged two parties to grow and deliver various types of hemp flower. The total cost to the Company will be determined based on the weight of the hemp flower accepted by the Company and delivered to the Company.

Stock Subscription Agreements of Company Offerings

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on June 3, 2025, in which the sale of up to 3.75 million shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), may be sold to investors at $2.00 per share (the “2025 Offering”) over the following year from the SEC qualification date. The shares of Common Stock are being offered pursuant to the 2025 Offering Circular the Company filed with the SEC on May 23, 2025. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $50,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company may accept subscriptions until the earliest of the following: (1) the date on which the maximum 2025 Offering amount has been sold, (2) June 3, 2026, or (3) the date on which the 2025 Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of the 2025 Offering, on various dates at or prior to the Termination Date, each a “Closing Date.” A subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion. As of the date of this report, 324,143 shares of common stock were subscribed to by investors for gross proceeds to the Company of $648,286, which includes $200,000 from one of the Company’s officers to purchase 100,000 shares of Common Stock and $348,286 from conversion of a related-party convertible promissory note for 174,143 shares of Common Stock.

The SEC qualified the Company’s initial public stock offering pursuant to Regulation A (Tier 2) on November 13, 2023, in which the sale of up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “2023 Offering”) over the following year from the SEC qualification date. The shares of Common Stock were offered pursuant to the 2023 Offering Circular the Company filed with the SEC on October 20, 2023. The Company concluded the 2023 Offering in November 2024, and the Company issued a total of 732,100 shares of the Company’s Common Stock for $1,464,200 of gross proceeds.

North Carolina State University License Agreement

On June 13, 2024, the Company entered into a royalty-bearing license agreement with North Carolina State University (NCSU) (“NCSU License Agreement”) by exercising its option contained in the Option and Material Transfer Agreement with NCSU, which the Company previously entered into with NCSU on March 7, 2023 (“Option Agreement”) for a novel reduced-nicotine plant line which was produced by utilizing naturally-occurring mutations in tobacco genes. No genetic engineering or genetic modifications were utilized which is expected to facilitate the international planting of this reduced-nicotine tobacco. Commercial products made from this tobacco line, which was produced from traditional plant breeding techniques, are expected to have marketing and consumer acceptance advantages over genetically-engineered, low-nicotine counterparts.

In addition to the upfront license fee of $50,000 for the NCSU License Agreement paid in June 2024, the Company will also pay NCSU annual license fees starting in 2026, running royalties on sales and milestone payments. The Company will also fund patent expenses and any expenses related to filing plant variety right (PVR) applications.

Pertaining to the Option Agreement, the Company paid NCSU a nonrefundable option fee of $15,000 in April 2023. The Option Agreement allowed the Company to exercise the option to enter into a license agreement at any time over the 2-year term, which the Company exercised in November 2023. During the term of the Option Agreement, the Company was responsible for the payment of all fees and costs of any patent applications filed by the university. The Company incurred NCSU patent expenditures during the six months ending June 30, 2025 and 2024 of $65 and $130, respectively. NCSU has transferred seed of the reduced-nicotine plant line to the Company and the Company provided this seed to tobacco farmers for its 2023, 2024 and 2025 tobacco crops.

Rose Research Center Engagement

Cabbacis contracted the Rose Research Center to carry out a pilot clinical trial on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the average of mainstream American brands. Three iBlend™ cigarette types contained reduced-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained reduced-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers.

The study measured the effects of the four cigarette types on smokers’ perceptions and smoking behavior. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, “Did it immediately reduce your craving for cigarettes,” participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level. The study’s results will be used to guide the design of the Company’s products including those used in future studies.

Off-Balance Sheet Arrangements

None

Taxation and Expenses

After the SEC qualified our 2023 Offering statement on November 13, 2023, we became a public company and began to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We have incurred additional annual expenses related to these steps and, among other things, these additional expenses going forward include or may include at a future date, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel (or outsourcing these personnel requirements) or outsourcing these functions, increased auditing and legal fees and similar expenses.

The Company does not expect to generate taxable income or incur tax expense in the immediate future.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which the Company prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in NOTE 2 of our unaudited consolidated financial statements.

While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. The SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our management believes that given current facts and circumstances, there are no material estimates or assumptions with levels of subjectivity and judgement necessary to be considered critical accounting policies.

Item 2. Other Information

On June 5, 2025, the Company’s CEO, Mr. Pandolfino purchased 200 shares of Common Stock at a price of $2.125 per share.

Item 3. Financial Statements

CABBACIS INC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
UNAUDITED

	June 30, 2025	December 31, 2024
ASSETS
Current Assets:
Cash	$668,508	$842,281
Prepaid expenses	44,914	1,757
Current portion of tax credit receivable	6,717	4,781
Total Current Assets	$720,139	$848,819

Grower deposits	15,024	-
Inventory	203,390	194,380
Property and equipment	253,990	253,990
Operating lease right-of-use asset	8,157	5,174
Patents	466,163	454,821
Other intangible assets, net	132,376	121,561
Long term portion of tax credit receivable	20,550	8,064
Total Assets	$1,819,789	$1,886,809

LIABILITIES AND EQUITY
Current Liabilities:
Operating lease obligation	$6,041	$5,174
Accrued expenses (Inclusive of $23,004 and $26,809 related party amounts as of June 30, 2025 and December 31, 2024, respectively)	191,117	148,746
Total Current Liabilities	197,158	153,920

Long-term Liabilities:
Operating lease obligation	2,116	-
Total Long-term Liabilities	2,116	-
Total Liabilities	$199,274	$153,920

Equity:
Common stock par value $0.00001 (50,000,000 shares authorized; 6,831,243 and 6,607,100 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	68	66
Series A Preferred stock par value $0.00001 (600,000 shares authorized; 600,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	6	6
Additional paid-in capital	3,927,503	3,304,319
Accumulated deficit	(2,307,062)	(1,571,502)
Equity:	1,620,515	1,732,889
Total Liabilities and Equity	$1,819,789	$1,886,809

CABBACIS INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

	For the Six Months Ending	For the Six Months Ending
	June 30, 2025	June 30, 2024
Revenue	$-	$-

Operating Expenses:
Amortization	2,081	-
General and administrative	266,128	150,030
General and administrative - related party	96,496	-
Research and development	247,607	167,495
Research and development - related party	124,997	-
Total Operating Expenses	737,309	317,525

Loss from Operations	(737,309)	(317,525)

Other Income (Expense):
Interest income	9,097	18,058
Interest expense	(37)	-
Interest expense - related party	(7,286)	-
Total Other Income (Expense), net	1,774	18,058

Loss Before Income Taxes	(735,535)	(299,467)
Income tax expense	25	13
Net Loss	$(735,560)	$(299,480)

Loss per share:
Basic	$(0.12)	$(0.05)
Diluted	$(0.12)	$(0.05)

Weighted average shares outstanding:
Basic	6,360,158	5,924,471
Diluted	6,360,158	5,924,471

CABBACIS INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

UNAUDITED

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2024	6,607,100	$66	600,000	$6	$-	$3,304,319	$(1,571,502)	$1,732,889
Contributed Capital	174,143	2				337,696		337,698
Stock Based Compensation	50,000					285,488		285,488
Net Loss							(735,560)	(735,560)
Balance at June 30, 2025	6,831,243	$68	600,000	$6	$-	$3,927,503	$(2,307,062)	$1,620,515

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2023	5,400,000	$54	600,000	$6	$678,866	$1,552,725	$(655,616)	$1,576,035
Contributed Capital	607,450	6			(678,866)	1,109,450		430,590
Net Loss							(299,480)	(299,480)
Balance at June 30, 2024	6,007,450	$60	600,000	$6	$-	$2,662,175	$(955,096)	$1,707,145

CABBACIS INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	For the Six Months Ending	For the Six Months Ending
	June 30, 2025	June 30, 2024
Cash flows from operating activities
Net loss	$(735,560)	$(299,480)

Adjustments to reconcile Net Loss to Net Cash used in operating activities:
Amortization	2,081	-
Non-cash related party interest expense	7,286	-
Stock based compensation	285,488	-
Changes in operating assets and liabilities:
Prepaid expenses	(43,157)	(6,635)
Offering receivable	-	2,500
Due from related party	-	(106)
Grower deposits	(15,024)	(15,024)
Inventory	(9,010)	(7,632)
Tax credit receivable	(14,422)	(6,065)
Accrued expenses (June 30, 2025 figure is inclusive of ($3,805) related party amount)	42,370	40,463
Net cash used in operating activities	(479,948)	(291,979)

Cash flows from investing activities:
Acquisition of patents	(11,342)	(5,935)
Acquisition of other intangible assets	(12,895)	(12,801)
Net cash used in investing activities	(24,237)	(18,736)

Cash flows from financing activities:
Offering costs	(10,588)	-
Issuance of convertible promissory note to related party for cash proceeds	341,000	-
Issuance of common stock for cash proceeds	-	430,590
Net cash provided by financing activities	330,412	430,590

Net increase (decrease) in cash	(173,773)	119,875
Cash, beginning of period	842,281	701,973
Cash, end of period	$668,508	$821,848

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$25	$13

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Related-party convertible promissory note with principal balance of $341,000 and accrued interest of $7,286 was converted into 174,143 shares of Common Stock.	$348,286	$-

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cabbacis Inc (the “Company”) was incorporated in the State of Nevada in 2023, and Cabbacis LLC, the operating company organized in the State of New York in January 2021, became a wholly-owned subsidiary of Cabbacis Inc in August, 2023. Cabbacis LLC is a development stage, federally-licensed, tobacco product manufacturer committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs). The Company’s mission is to reduce the harm caused by smoking with its proprietary reduced-nicotine cigarettes and vaporizer pods in development and to secure FDA authorization to sell its products in the United States through the Premarket Tobacco Product Application (PMTA) process.

Cabbacis has not commercialized its products which it is developing under the iBlend™ brand name. The Company’s primary focus is the development of cigarettes with blends of (i) reduced-nicotine tobacco containing about 95 percent less nicotine than that of leading U.S. brands and (ii) very-low THC cannabis (commonly known as “hemp”), which is not intoxicating since it contains less than 0.3 percent THC. Hemp became legal on a national level in the United States under the Agriculture Improvement Act of 2018, which is commonly known as the “2018 Farm Bill.”

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on June 3, 2025, and the offering consists of up to 3.75 million shares of Common Stock of Cabbacis Inc at $2.00 per share (the “2025 Offering”) over the following year from the SEC qualification date.

Cabbacis contracted the Rose Research Center to carry out a pilot clinical trial on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the average of mainstream American brands. Three iBlend™ cigarette types contained reduced-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained reduced-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers.

Participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level.

The Company is also developing pods for oral electronic vaporizers which contain similar blends of reduced-nicotine tobacco and hemp. Once its iBlend™ reduced-nicotine cigarettes, and separately its iBlend™ vaporizer pods, are commercialized in the United States through the PMTA process, and upon sufficient data on the products, the Company intends to file for FDA authorizations to market these iBlend™ products as MRTPs. Cabbacis LLC owns a wide range of issued product patents and pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions pertaining to these novel reduced-nicotine tobacco products.

Liquidity

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 (“Principal Amount”) to an officer of the Company (the “Convertible Note”). The Convertible Note had a scheduled maturity date of April 30, 2026, and the Principal Amount bore interest at twelve percent (12%) per annum. Under the terms of the Convertible Note, the lender could elect to convert all or any portion of the Principal Amount, plus accrued interest (“Amount Owed”), to shares of Common Stock of the Company at any time. The conversion price was the price per share of Common Stock that the U.S. Securities and Exchange Commission (“SEC”) qualified the Company’s Regulation A 2025 Offering, which was $2.00 per share (the “Conversion Price”). On June 6, 2025, the lender converted the entire Principal Amount with accrued interest which equaled an Amount Owed of $348,286 into 174,143 shares of Common Stock as part of the 2025 Offering.

The Company does not anticipate significant product revenue within the one-year period after the financial statements are available to be issued. Additionally, recurring operating losses and negative cash flows from operating activities are adverse conditions that may raise substantial doubt about an entity’s ability to continue as a going concern. To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date financial statements are available to be issued to fund operations for a period of at least 12 months. The following items are considered when the Company determines the amount of cash needed to sustain at least one-year of operating cash: the current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, including operating costs, funds necessary to maintain patents and to prosecute patent applications of Cabbacis LLC, research and development costs, and a ten percent reserve for unforeseen events. As of September 18, 2025, the Company had $651,231 of cash on hand. Management has determined that relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will be able to meet its obligations as they become due within one year after the date that the financial statements are issued.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cabbacis LLC. All intercompany transactions and balances were eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, and the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and have not experienced any losses in our accounts. We believe the Company is not exposed to any significant credit risk on cash.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include costs related to clinical studies, developing and improving plant lines, testing tobacco and hemp plant materials and tobacco products in development, in-licensing intellectual property, filings with the U.S. Food and Drug Administration (FDA), and other technical activities to develop new products or make improvements to existing products in development.

Grower Deposits

The Company capitalizes down payments made to tobacco farmers for tobacco plantings that are in the process of being grown for the Company’s tobacco leaf inventory. The final amount due to the Company’s tobacco farmers is based on the final weight of the cured tobacco crop accepted by the Company. Grower deposits are reallocated to inventory upon delivery of the tobacco.

Inventory

Inventory as of June 30, 2025 consisted primarily of cured tobacco leaf and some tobacco stem from our tobacco plantings. Inventory is valued at the lower of historical cost or net realizable value. Write-offs were not required as of June 30, 2025, and it has been determined that no impairment exists as of June 30, 2025.

Patent Costs

The Company capitalizes legal fees associated with the filing and prosecution of its patent applications if a positive outcome is probable. The Company will begin amortization of its patents when the Company commercializes the patents. Commercialization will be achieved either when the Company has systems, inventory and means of supply in place to accept customers or upon the Company out-licensing rights to its patent portfolio pursuant to licensing agreement(s). Abandoned patents without issued or pending descendants are written off.

Other Intangible Assets

Intangible assets are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company will assess the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets is not recoverable, the carrying value will be reduced to fair value and the difference is recorded as an impairment. The Company’s other intangible assets consist of trademarks, domain name, logo design and website development. All are indefinite-lived, except website development, which is being amortized on a straight-line basis over three years.

Property and equipment

Property and equipment are recorded at their acquisition cost. The Company will begin depreciation of its property and equipment when commercial production of tobacco products for sale to customers commences.

Leases

The Company adopted ASC 842 Leases during the year ending December 31, 2022. Adoption did not impact retained earnings or cause restatement of prior financials. The Company determines if an arrangement is a lease at inception. The Company’s operating lease is reported in the long-term assets, current liabilities and long-term liabilities sections of the balance sheet ending June 30, 2025. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit rate, we use the prime rate as of the lease commencement date.

Convertible Promissory Note

In accordance with ASU 2020-06, the Company accounted for its convertible promissory note wholly as a liability, with no separation of embedded conversion features. Upon conversion, the carrying amount of the note was reclassified from liability to common stock and additional paid-in capital, inclusive of accrued interest.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant-date fair value of the respective awards and recognized over the requisite service period. The Company accounts for forfeitures as they occur.

Income Taxes

Prior to the Share Exchange, Cabbacis LLC was treated as a partnership for federal and state income tax purposes. Consequently, federal income taxes were not payable by, or provided for, by the Company. Members were taxed individually on their respective shares of the Company’s earnings. The Bipartisan Budget Act of 2015 allows the Internal Revenue Service to collect member taxes directly from the Company if an audit adjustment is found.

Final partnership tax returns were filed for Cabbacis LLC, which reported activity from January 1, 2023 through August 30, 2023, the date of the Share Exchange. Post Share Exchange, Cabbacis LLC became wholly owned by Cabbacis Inc and all activity was consolidated and reported on the Company’s accrual-basis corporation tax return. As a corporation, all income taxes are payable by the Company. Management has determined that the Company does not have any uncertain tax positions as of June 30, 2025 or December 31, 2024. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by taxing authorities or that the Company or the former Cabbacis LLC members will not be subject to additional tax, penalties, and interest because of any such challenges.

Recently Adopted Accounting Standards

The Company has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its consolidated financial statements.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires additional income tax disclosures, including a detail of income taxes paid by jurisdiction. ASU No. 2023-09 is effective for annual reporting periods beginning after December 15, 2024.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires additional detailed disclosures for certain types of expenses commonly presented in expense captions, such as research and development, employee compensation, etc. This standard update will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027.

In November 2024, the FASB issued ASU No. 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the accounting requirements related to the settlement of a debt instrument as an induced conversion. ASU No. 2024-04 is effective for annual reporting periods beginning after December 15, 2025.

The Company is evaluating the impact of these standards on its financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. Shares of Series A Preferred Stock and unvested common shares issued under the Equity Incentive Plan are considered dilutive common stock equivalents.

NOTE 3 – GROWER DEPOSITS

The Company made downpayments of $15,024 during the six-month period ending June 30, 2025, to a tobacco farmer for tobacco plantings that are in the process of being grown for the Company’s tobacco leaf inventory.

NOTE 4 – INVENTORY

Inventory at June 30, 2025 and December 31, 2024 consisted of the following:

Description	June 30, 2025	December 31, 2024
Cured Tobacco	$194,380	$194,380
Seed	9,010	-
Total	$203,390	$194,380

NOTE 5 – COMPANY OFFERING

The Company’s 2025 Offering was qualified by the SEC on June 3, 2025 and allowed up to 3.75 million shares (par value $0.00001 per share) of common stock of Cabbacis Inc (the “Common Stock”) to be offered and sold to investors at a purchase price of $2.00 per share. The shares of Common Stock are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier II offerings and is pursuant to an offering circular filed with the SEC on May 23, 2025. The shares of Common Stock are being issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $50,000; however, the Company reserves the right to waive such minimum purchase requirement on a case-by-case basis at its sole discretion. As of June 30, 2025, the Company received a subscription for its 2025 Offering of $348,286, which was converted from a related-party convertible promissory note. The Company incurred 2025 Offering costs of $10,588 during the six-month period ending June 30, 2025.

The Company’s 2023 Offering was qualified on November 13, 2023 and concluded on November 13, 2024. It generated gross proceeds of $1,464,200. The Company incurred costs of $105,444 related to the offering.

NOTE 6 – TAX CREDIT RECEIVABLE

The Company qualifies for a payroll tax credit relating to its research and development expenditures. The Company will receive a reduction in federal payroll tax withholdings each pay period until the credit is fully realized.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2025 and December 31, 2024 consisted of the following:

Description	June 30, 2025	December 31, 2024
Manufacturing Equipment	$250,000	$250,000
Fixtures	3,990	3,990
Total	$253,990	$253,990

The manufacturing equipment and fixtures were not in service as of June 30, 2025. Once placed in service, they will be depreciated on a straight-line basis over a 10-year estimated useful life.

NOTE 8 – PATENTS

The Company’s worldwide patents and patent applications for cigarettes and pods (for oral electronic vaporizers), both comprising blends of reduced-nicotine tobacco and hemp, are filed or issued in the United States, China, Europe and eleven other countries. The Company’s patented products in development are primarily to facilitate smokers to smoke less, quit or switch to less harmful smoke-free products such as tobacco heating products or e-cigarettes. During the year ending December 31, 2024, the Company wrote off $8,667 of patent costs related to a patent application that was abandoned by the Company. The write off was allocated to research and development expense. The Company will begin amortization of its patents upon Commercialization. Patents will be amortized over their useful lives which conclude at their expiration in 2038 through 2040. Commercialization of the Company’s patents is anticipated to be in 2026.

Description	June 30, 2025	December 31, 2024
Beginning Balance	$454,821	$432,856
Legal Costs Capitalized	11,342	30,632
Cost of Abandoned Patents, Written Off	-	(8,667)
Ending Balance	$466,163	$454,821

NOTE 9 – OTHER INTANGIBLE ASSETS

Other intangible assets at June 30, 2025 and December 31, 2024 consisted of the following:

June 30, 2025

Description	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Website Development	$12,484	$(2,081)	$10,403
Total Definite-lived	$12,484	$(2,081)	$10,403
Indefinite-lived:
Trademarks			$99,973
Domain Name			18,000
Logo Design			4,000
Total Indefinite-lived			$121,973
Total Other Intangible Assets, net			$132,376

December 31, 2024

Description	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Website Development	$12,484	$-	$12,484
Total Definite-lived	$12,484	$-	$12,484
Indefinite-lived:
Trademarks			$87,077
Domain Name			18,000
Logo Design			4,000
Total Indefinite-lived			$109,077
Total Other Intangible Assets, net			$121,561

NOTE 10 – COMMITMENTS

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 2021 thru October 2023 with three separate one-year options to renew under the same terms. The Company exercised three of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2026. As per ASC 842, the June 30, 2025 balance sheet contains a right-of-use asset as well as current and long-term lease liabilities pertaining to the lease term. Lease expense was $3,204 for the six-month period ending June 30, 2025 and $6,408 for the year ending December 31, 2024. Future minimum lease payments for the lease renewal period total $8,544, as of June 30, 2025. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco and Hemp Production

The Company has contracted with tobacco and hemp growers for the 2025 growing season, and the Company expects to purchase approximately $100,000 of product from these parties. Since tobacco and hemp are agricultural products which are susceptible to weather and pest conditions thereby affecting yields, and the contracted parties are paid on a per-pound basis of the cured/harvested crops, the actual cost to the Company fluctuates from original estimates.

Cabbacis Clinical Trial

Cabbacis LLC contracted the Rose Research Center, LLC to carry out a study of reduced-nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in the space. After planning and preparation, the clinical portion of the study commenced in February 2025 comparing the effects of inclusion of different proportions of hemp and reduced-nicotine tobacco on smokers’ perceptions of the cigarettes and smoking behavior. Prior to the commencement of the study, Cabbacis and Dr. Jed Rose had an in-person meeting on December 16, 2024 with the Center for Tobacco Products of the FDA to review the Company’s Investigative Tobacco Product submission. The study concluded in July 2025 and the total cost was $338,269. During the six-month period ending June 30, 2025 and the year ending December 31, 2024, the Company incurred costs of $216,064 and $122,010, respectively.

License Agreement

The Company entered into an Option and Material Transfer Agreement (“Agreement”) with North Carolina State University (“NCSU”) in March 2023 for a novel reduced-nicotine plant line. Pursuant to the Agreement, the Company entered into a royalty-bearing license agreement with NCSU in June 2024 and paid NCSU an upfront license fee of $50,000 (the “License Agreement”). During the term of the License Agreement for this novel reduced-nicotine plant line and related intellectual property rights, the Company is responsible for the payment of all fees and costs of any patent and plant variety right applications filed by the university. In addition, the Company will pay NCSU annual maintenance fees starting in 2026, running royalties on sales and milestone payments. The territory under the License Agreement is worldwide and the term is for twenty years or upon expiration of the last-to-expire patent or plant variety rights, whichever is longer.

NOTE 11 – EQUITY

Contributions of Cash

In both of the Company’s stock offerings, shares of Common Stock were sold to investors at a purchase price of $2.00 per share. During the year ending December 31, 2024, the Company’s Common Stock was subscribed to by investors in the 2023 Offering for gross proceeds of $708,700 and the Company incurred 2023 Offering costs of $28,810.

Convertible Promissory Note

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 (“Principal Amount”) to an officer of the Company (the “Convertible Note”). The Convertible Note had a scheduled maturity date of April 30, 2026 (“Maturity Date”), and the Principal Amount bore interest at twelve percent (12%) per annum. The lender had the option to elect to convert all or any portion of the Principal Amount, plus accrued interest (“Amount Owed”), to shares of Common Stock of the Company. The conversion price was to be equal to the price per share of Common Stock that the U.S. Securities and Exchange Commission (“SEC”) qualified the Company’s Regulation A 2025 Offering. In the event the Company did not file a Regulation A offering with the SEC before the Maturity Date or the SEC did not qualify the Company’s Regulation A offering before the Maturity Date, the entire Amount Owed was to be due and payable to the lender on the Maturity Date.

At issuance, the Company received cash proceeds of $341,000, which was recorded as a liability on the balance sheet. On June 6, 2025, the lender elected to convert the entire principal amount of the note plus accrued interest of $7,286 into Common Stock at a conversion price of $2.00 per share, which was equal to the price per share of the Company’s Common Stock per the Company’s Regulation A 2025 Offering as of the conversion date. The Company issued 174,143 shares of Common stock (170,500 shares for principal and 3,643 shares for accrued interest) in full settlement of the note. Upon conversion, the carrying amount of the Convertible Note was reclassified from liabilities to common stock and additional paid-in capital, inclusive of the accrued interest amount. The additional paid in capital figure was reported net of $10,588 2025 Offering costs associated with the Company’s offering that commenced in June 2025. No gain or loss was recognized on the conversion.

Following the conversion, the Company had no outstanding convertible debt as of June 30, 2025.

Equity Incentive Plan

On July 12, 2024, the Company’s Board of Directors approved the 2024 Equity Incentive Plan (the “Plan”) to encourage selected employees, officers, directors and consultants of the Company to acquire a proprietary interest in the growth and performance of the Company to generate an increased incentive to contribute to the Company’s future success. The Company believes the Plan will enhance the value of the Company and the Company’s ability to attract and retain exceptionally qualified individuals. The Plan allows a maximum of 1,750,000 shares of common stock of the Company, which may include equity derivatives on a one-to-one basis, to be granted, and no award shall be granted after July 22, 2029. The Company recognizes compensation expense on a straight line-basis over the vesting period.

In 2024, the Company granted 475,000 shares of Common Stock to officers and directors under its Equity Incentive Plan, and 150,000 shares vested in 2024. In the six-month period ending June 30, 2025, the Company granted 50,000 shares via this plan and 125,000 Equity Incentive Plan shares vested.

The Company recognized stock-based compensation expense of $285,488 during the six-month period ending June 30, 2025 and $392,850 during the year ending December 31, 2024. Unrecorded compensation related to unvested shares was $56,663 and $272,150 as of June 30, 2025 and December 31, 2024, respectively. These costs are expected to be recognized over a weighted-average period of 1.7 months and 6.8 months from June 30, 2025 and December 31, 2024, respectively. The grant-date fair value of shares granted, issued and vested during the six-month period ending June 30, 2025 and the year ending December 31, 2024 was $1.40 per share.

The Company accounts for forfeitures as they occur due to a limited history of forfeitures. To date there have been no forfeitures.

Stock based compensation share activity:

Equity Incentive Plan	June 30, 2025	December 31, 2024
Beginning Balance of Unvested Shares	325,000	-
Shares Granted and Issued	50,000	475,000
Shares Vested	(125,000)	(150,000)
Ending Balance of Unvested Shares	250,000	325,000

NOTE 12 – RELATED PARTIES

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 to an officer in exchange for cash proceeds. The $341,000 principal and $7,286 accrued interest were converted into 174,143 shares of Common Stock on June 6, 2025.

During the six-month period ending June 30, 2025, the Company recognized $221,493 of compensation expense related to shares of Common Stock issued to officers and directors during 2024, via the Equity Incentive Plan. $23,004 of this compensation expense is reported in accrued expenses on the June 30, 2025 balance sheet.

In 2024, officers contributed $600,000 for stock subscriptions in the Company’s 2023 Offering in exchange for 300,000 shares of Common Stock. The Company also issued 450,000 shares of Common Stock to officers and directors via the Equity Incentive Plan. The Company recognized $407,324 of compensation expense related to these shares. $26,809 of this compensation expense is reported in accrued expenses on the December 31, 2024 balance sheet.

NOTE 13 – DEFERRED TAXES

Deferred tax assets are comprised of the following:

Deferred Taxes	June 30, 2025	December 31, 2024
Temporary Differences in GAAP & Tax Value of Assets and Liabilities (Net)	$206,481	$209,677
Net Operating Loss Carryforwards	126,662	2,117
Valuation Allowance	(333,143)	(211,794)
Net Deferred Tax Asset	$-	$-

NOTE 14 – EARNINGS (LOSS) PER SHARE

Basic and diluted weighted-average shares outstanding for the six-month periods ending June 30, 2025 and June 30, 2024 are 6,360,158 and 5,924,471, respectively. Basic and diluted earnings (loss) per share for the six-month periods ending June 30, 2025 and June 30, 2024 are ($0.12) and ($0.05), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the six-month periods ending June 30, 2025 and June 30, 2024 would be 7,299,791 and 6,524,471 respectively.

Reconciliation of common shares used to determine basic earnings (loss) per share:

Description	June 30, 2025	June 30, 2024
Number of issued common shares reported on balance sheet	6,831,243	6,007,450
Unvested common shares as of balance sheet date	(250,000)	-
Number of issued common shares used to determine basic earnings (loss) per share	6,581,243	6,007,450

NOTE 15 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.

250,000 shares of Common Stock previously issued in 2024 under the Equity Incentive Plan vested in August 2025.

On August 15, 2025, the Company engaged Dawson James Securities, Inc., a broker-dealer registered with the SEC and a member of FINRA, as the Company’s (i) non-exclusive broker-dealer on a best efforts basis in connection with the Regulation A 2025 Offering qualified by the SEC on June 3, 2025 and (ii) exclusive financial advisor, lead or managing underwriter and/or book runner and investment banker in connection with any proposed offering of any equity or equity-linked securities of the Company in connection with any uplisting (i.e., to the NYSE American or NASDAQ Capital Market) financing transaction of the Company. Pursuant to the terms of the engagement, the Company issued 100,000 shares of restricted common stock of the Company to Dawson James as an initial retainer. The engagement is for a period of eighteen months.

In September 2025, two investors subscribed to the Company’s 2025 Offering for a cumulative of $100,000 for 50,000 shares of Common Stock, and an officer contributed $200,000 for a stock subscription in exchange for 100,000 shares of Common Stock.

Item 4. Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Incorporation (as currently in effect)
2.2*	Bylaws (as currently in effect)
3.1*	Certificate of Designation of the Series A Preferred Stock
3.2*	Certificate of Amendment to Certificate of Designation of the Series A Preferred Stock
4.1(1)	Form of 2025 Subscription Agreement
6.1*	Worldwide Patent Assignment
6.2*	Share Exchange Agreement
6.3*	University Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.4*	Tobacco Production Agreement 2023 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.5**	University License Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.6***	Tobacco Production Agreement 2024 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.7***	2024 Equity Incentive Plan
6.8 †	Tobacco Production Agreement 2025 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.9 ††	Convertible Promissory Note

*	Incorporated by reference to the 2023 Offering Circular (File No. 024-12343) filed with the SEC on October 20, 2023.

**	Incorporated by reference to the Current Report (File No. 24R-00909) filed with the SEC on June 28, 2024.
***	Incorporated by reference into the Form 1-SA (File No. 24R-00909) filed with the SEC on August 8, 2024
(1)	Incorporated by reference to the 2025 Offering Circular (File No. 024-12621) amendment filed with the SEC on September 10, 2025.

†	Incorporated by reference to the Form 1-K filed with the SEC on April 10, 2025.
††	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABBACIS INC.

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

Date:	September 22, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Pandolfino	Chief Executive Officer and Chairman of the Board	September 22, 2025
Joseph Pandolfino

/s/ John Manley, Jr.	Chief Financial Officer and Director	September 22, 2025
John Manley, Jr.